Exhibit 21.1

SUBSIDIARIES OF
BRIDGEPOINT EDUCATION, INC.
AS OF DECEMBER 31, 2012

JURISDICTION OF INCORPORATION OR ORGANIZATION
SUBSIDIARIES OF BRIDGEPOINT EDUCATION, INC.:
Ashford University, LLC	Iowa
Bridgepoint Education Real Estate Holdings, LLC	Iowa
University of the Rockies, LLC	Colorado
Waypoint Outcomes, LLC	Delaware
Denver Learning Institute, LLC	Colorado
SUBSIDIARIES OF ASHFORD UNIVERSITY, LLC:
Center Leaf Partners, LLC	Iowa